SUB-ITEM 77K
Changes in registrants certifying accountant

Nuveen Concentrated Core Fund
Nuveen Core Dividend Fund
Nuveen Equity Market Neutral Fund
Nuveen Large Cap Core Fund
Nuveen Large Cap Core Plus Fund
Nuveen Large Cap Growth Fund

Each a Series of Nuveen Investment Trust (the  Trust )
811-07619

During the current fiscal period, the Board of Trustees of the above-referenced Funds, upon recommendation of the Audit Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Funds as of August 7, 2014. On August 11, 2014, Ernst & Young LLP
( Ernst & Young ) resigned as the independent registered public accounting firm to the Funds.

Ernst & Youngs report on each Fund for the most recent fiscal period ended August 31, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal period ended August 31, 2013 for each Fund and for the period September 1, 2013 through August 11, 2014, there were no disagreements with Ernst &
Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on each Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.